Exhibit 99.5

CONSENT TO BE NAMED DIRECTOR

Pursuant to Rule 438 under the Securities Act of 1933, as amended, I hereby consent to being named in the Registration Statement on Form S-4 (File No. 333-205940), together with any and all amendments or supplements thereto, of Singer Madeline Holdings, Inc., a Delaware corporation (“Holdings”), as a person who has agreed to serve as a director of Holdings upon closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 22, 2015, by and among Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc., Sequential Brands Group, Inc., Singer Merger Sub., Inc. and Singer Madeline Holdings, Inc. I also consent to the filing of this consent as an exhibit to this Registration Statement.

IN WITNESS WHEREOF, the undersigned has executed this consent as of the 31st day of August, 2015.

/s/ Martha Stewart
Martha Stewart